Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 29 to Registration Statement No. 33-79482 on Form N-1A of our reports dated January 21, 2011, relating to the financial statements and financial highlights of Strategic Allocation: Conservative Fund, Strategic Allocation: Moderate Fund, and Strategic Allocation: Aggressive Fund, each a series of American Century Strategic Asset Allocations, Inc., appearing in the Annual Report on Form N-CSR of American Century Strategic Asset Allocations, Inc. for the year ended November 30, 2010, and to the references to us under the headings “Financial Highlights” in each Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Kansas City, Missouri
March 28, 2011